SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             Westpoint Stevens Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    961238102

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                   Greenwich Street Capital Partners II, L.P.
                                500 Campus Drive
                                    Suite 220
                             Florham Park, NJ 07932
                           Attention: Matthew Kaufman
                                 (973) 437-1000

                                 with a copy to:
                             Ronald R. Jewell, Esq.
                             Dechert Price & Rhoads
                    30 Rockefeller Plaza, New York, NY 10012
                                 (212) 698-3589

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 22, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 2 of 17 Pages

                                  Schedule 13D
--------------------------                          ----------------------------
CUSIP No.  961238102                                          Page 3 of 17 Pages
--------------------------                          ----------------------------


-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Greenwich Street Capital Partners II, L.P.

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)   [ ]
                                                                (b)   [X]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00

-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(E)             [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------
                           --------- -------------------------------------------

    Number of Shares          7       SOLE VOTING POWER
      Beneficially
                                      0
                           --------- -------------------------------------------
        owned by
  each reporting person       8       SHARED VOTING POWER

                                      See item 5.
                           --------- -------------------------------------------

          with                9       SOLE DISPOSITIVE POWER

                                      0
                           --------- -------------------------------------------

                              10      SHARED DISPOSITIVE POWER

                                      See item 5.
                           --------- -------------------------------------------
-------------------------- -----------------------------------------------------

           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See item 5.
-------------------------- -----------------------------------------------------

           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*         [ ]
-------------------------- -----------------------------------------------------

           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See item 5.
-------------------------- -----------------------------------------------------

           14              TYPE OF REPORTING PERSON

                           PN
-------------------------- -----------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D
--------------------------                          ----------------------------
CUSIP No.  961238102                                          Page 4 of 17 Pages
--------------------------                          ----------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GSCP (NJ), L.P.

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)   [ ]
                                                                (b)   [X]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00

-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(E)              [ ]

-------- -----------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware

-------- -----------------------------------------------------------------------
                           --------- -------------------------------------------

    Number of Shares          7      SOLE VOTING POWER
      Beneficially
                                     0
                           --------- -------------------------------------------

        owned by              8      SHARED VOTING POWER
  each reporting person
                                     See item 5.
                           --------- -------------------------------------------
          with
                              9      SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------

                             10      SHARED DISPOSITIVE POWER

                                     See item 5.
                           --------- -------------------------------------------
-------------------------- -----------------------------------------------------

           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See item 5.
-------------------------- -----------------------------------------------------

           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*         [ ]
-------------------------- -----------------------------------------------------

           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See item 5.
-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------

           14              TYPE OF REPORTING PERSON

                           PN
-------------------------- -----------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D
--------------------------                          ----------------------------
CUSIP No.  961238102                                          Page 5 of 17 Pages
--------------------------                          ----------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GSCP (NJ), Inc.

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)   [ ]
                                                             (b)   [X]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00

-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(E)              [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware

-------- -----------------------------------------------------------------------
                           --------- -------------------------------------------

    Number of Shares          7      SOLE VOTING POWER
      Beneficially
                                     0
                           --------- -------------------------------------------

        owned by              8      SHARED VOTING POWER
  each reporting person
                                     See item 5.
                           --------- -------------------------------------------

          with                9      SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------

                              10     SHARED DISPOSITIVE POWER

                                     See item 5.
                 --------- -----------------------------------------------------
-------------------------- -----------------------------------------------------

           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See item 5.
-------------------------- -----------------------------------------------------

           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*         [ ]
-------------------------- -----------------------------------------------------

           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See item 5.
-------------------------- -----------------------------------------------------

           14              TYPE OF REPORTING PERSON

                           CO
-------------------------- -----------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D
--------------------------                          ----------------------------
CUSIP No.  961238102                                          Page 6 of 17 Pages
--------------------------                          ----------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Greenwich Street Investments II, L.L.C.

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)   [ ]
                                                                (b)   [X]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00

-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(E)              [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware

-------- -----------------------------------------------------------------------
                           --------- -------------------------------------------

    Number of Shares          7      SOLE VOTING POWER
      Beneficially
                                     0
                           --------- -------------------------------------------
        owned by
  each reporting person       8      SHARED VOTING POWER

                                     See Item 5.
                           --------- -------------------------------------------
          with
                              9      SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------

                              10     SHARED DISPOSITIVE POWER

                                     See Item 5.
                           --------- -------------------------------------------
-------------------------- -----------------------------------------------------

           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See Item 5.
-------------------------- -----------------------------------------------------

           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*         [ ]
-------------------------- -----------------------------------------------------

           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See Item 5.
-------------------------- -----------------------------------------------------

           14              TYPE OF REPORTING PERSON

                           00
-------------------------- -----------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D
--------------------------                          ----------------------------
CUSIP No.  961238102                                          Page 7 of 17 Pages
--------------------------                          ----------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Alfred C. Eckert III

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)   [ ]
                                                                (b)   [X]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00

-------- -----------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(E)                                 [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         United States

-------- -----------------------------------------------------------------------
                           --------- -------------------------------------------

    Number of Shares          7      SOLE VOTING POWER
      Beneficially
                                     0
                           --------- -------------------------------------------
        owned by
  each reporting person       8      SHARED VOTING POWER

                                     See Item 5.
                            -------- -------------------------------------------

        with                  9      SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------

                             10      SHARED DISPOSITIVE POWER

                                     See Item 5.
                           --------- -------------------------------------------
-------------------------- -----------------------------------------------------

           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See Item 5.
-------------------------- -----------------------------------------------------

           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*         [ ]
-------------------------- -----------------------------------------------------

           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See Item 5.
-------------------------- -----------------------------------------------------

           14              TYPE OF REPORTING PERSON

                           IN
-------------------------- -----------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D
--------------------------                          ----------------------------
CUSIP No.  961238102                                          Page 8 of 17 Pages
--------------------------                          ----------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Keith W. Abell

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)   [ ]
                                                                (b)   [X]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00

-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(E)              [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         United States

-------- -----------------------------------------------------------------------
                           --------- -------------------------------------------

    Number of Shares          7      SOLE VOTING POWER
      Beneficially
                                     0
                           --------- -------------------------------------------

        owned by              8      SHARED VOTING POWER
  each reporting person
                                     See Item 5.
                           --------- -------------------------------------------

          with                9      SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------

                              10     SHARED DISPOSITIVE POWER

                                     See Item 5.
                           --------- -------------------------------------------
-------------------------- -----------------------------------------------------

           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See Item 5.
-------------------------- -----------------------------------------------------

           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*         [ ]
-------------------------- -----------------------------------------------------

           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See Item 5.
-------------------------- -----------------------------------------------------

           14              TYPE OF REPORTING PERSON

                           IN
-------------------------- -----------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

  Schedule 13D
--------------------------                          ----------------------------
CUSIP No.  961238102                                          Page 9 of 17 Pages
--------------------------                          ----------------------------

-------- -----------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sanjay H. Patel

-------- -----------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                 (b)  [X]

-------- -----------------------------------------------------------------------
  3      SEC USE ONLY

-------- -----------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         00

-------- -----------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(E)                                 [ ]

-------- -----------------------------------------------------------------------

  6      CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
-------- -----------------------------------------------------------------------
                           --------- -------------------------------------------

    Number of Shares          7      SOLE VOTING POWER
      Beneficially
                                     0
                           --------- -------------------------------------------

        owned by              8      SHARED VOTING POWER
  each reporting person
                                     See Item 5.
                           --------- -------------------------------------------

          with                9      SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------

                              10     SHARED DISPOSITIVE POWER

                                     See Item 5.
                           --------- -------------------------------------------
-------------------------- --------- -------------------------------------------

           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           See Item 5.
-------------------------- -----------------------------------------------------

           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*         [ ]
-------------------------- -----------------------------------------------------

           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See Item 5.
-------------------------- -----------------------------------------------------

           14              TYPE OF REPORTING PERSON

                           IN
-------------------------- -----------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D
--------------------------                          ----------------------------
CUSIP No.  961238102                                         Page 10 of 17 Pages
--------------------------                          ----------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Richard M. Hayden

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   [ ]
                                                               (b)   [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00

-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(E)              [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         United States

-------- -----------------------------------------------------------------------
                           --------- -------------------------------------------

    Number of Shares          7      SOLE VOTING POWER
      Beneficially
                                     0
                           --------- -------------------------------------------

        owned by              8      SHARED VOTING POWER
  each reporting person
                                     See Item 5.
                           --------- -------------------------------------------

          with                9      SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------

                              10     SHARED DISPOSITIVE POWER

                                     See Item 5.
                           --------- -------------------------------------------
-------------------------- --------- -------------------------------------------

           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See Item 5.
-------------------------- -----------------------------------------------------

           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*         [ ]
-------------------------- -----------------------------------------------------

           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See Item 5.
-------------------------- -----------------------------------------------------

           14              TYPE OF REPORTING PERSON

                           IN
-------------------------- -----------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     1.  Security and Issuer.
         -------------------

         This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 10, 2000 (the "Original 13D" and as amended and supplemented by this Amendment No. 1, this "Schedule 13D") in connection with the common stock, par value $.01 per share (the "Common Stock"), of Westpoint Stevens Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the respective meanings ascribed thereto in the Original 13D.

     3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Since the Original 13D, GSCP II has purchased in the open market an additional 562,700 shares of Common Stock for an aggregate consideration of approximately $7,540,297 (the "Purchase Price").

         GSCP  II  obtained   funds  for  the   Purchase   Price  from   capital
contributions from its respective partners.

     4.  Purpose of Transaction.
         ----------------------

         The  Reporting   Persons  acquired  the  Common  Stock  for  investment
purposes.

         Other than as set forth in this Item 4 and in Item 4 and Item 6 of the Original 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may from time to time discuss among themselves and with other persons market conditions and other factors concerning their investment in the Issuer, as well as specific actions that might be taken in light of prevailing circumstances with respect to such interests. The Reporting Persons reserve the right from time to time to acquire or dispose of the Common Stock, or to formulate other purposes, plans or proposals regarding the Issuer or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

     5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) -(b) Based on the Issuer's Quarterly Report filed on Form 10-Q for the period ended June 30, 2000, there were issued and outstanding 49,670,667 shares of Common Stock as of August 8, 2000. GSCP II has acquired and for purposes of Rule 13d-3 under the Act, may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, an aggregate of 3,276,200 shares of Common Stock representing approximately 6.6% of the issued and outstanding shares of Common Stock.

         By virtue of its position as general partner of GSCP II, GSI may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, an aggregate of 3,276,200 shares of Common

Stock representing approximately 6.6% of the issued and outstanding shares of Common Stock. Nothing in this Schedule 13D shall be construed as an admission that GSI is, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, a beneficial owner of such securities.

         By virtue of its position as manager of GSCP II, GSCP (NJ) LP may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, an aggregate of 3,276,200 shares of Common Stock representing approximately 6.6% of the issued and outstanding shares of Common Stock. Nothing in this Schedule 13D shall be construed as an admission that GSCP (NJ) LP is, for purposes of
Section 13(d) of the Act and the rules and regulations promulgated thereunder, a beneficial owner of such securities.

         By virtue of its position as general partner of GSCP (NJ) LP, GSCP (NJ) Inc. may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, an aggregate of 3,276,200 shares of Common Stock representing approximately 6.6% of the issued and outstanding shares of Common Stock. Nothing in this Schedule 13D shall be construed as an admission that GSCP (NJ) Inc. is, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, a beneficial owner of such securities.

         By virtue of their positions as managing members of GSI, executive officers of GSCP (NJ) Inc. and senior limited partners of GSCP (NJ) LP, each of Messrs. Eckert, Abell, Patel and Hayden may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of an aggregate of 3,276,200 shares of Common Stock representing approximately 6.6% of the issued and outstanding shares of Common Stock. Nothing in this Schedule 13D shall be construed as an admission that Messrs. Eckert, Abell, Patel and Hayden are, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, beneficial owners of such securities.

         (c) The dates, number of shares and prices per share for all purchases of Common Stock made by GSCP II since the Original 13D are set forth below. All such purchases were made by GSCP II in the open market on the New York Stock Exchange. Other than as set forth herein or on Exhibit I to the Original
Schedule 13D, the Reporting Persons have not effected any transactions involving the Common Stock during the past 60 days.

                                Number of Shares       Approximate Price Per
                                of Common Stock         Share (exclusive of
         Date of Purchase          Purchased                Commissions)
         ----------------          ---------                -----------
         August 14, 2000             4,600                     $12.84
         August 21, 2000           416,800                     $13.40
         August 22, 2000            85,000                     $13.39
         August 23, 2000            56,300                     $13.49


         Nothing in this Schedule 13D shall be construed as an admission that the Reporting Persons and any other persons or entities constitutes a "group" for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder.

     7.  Material to be Filed as Exhibits.

         Exhibit I --     Joint Filing Agreement, dated as of August 23, 2000,
                          among the Reporting Persons.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

                                   GREENWICH STREET CAPITAL PARTNERS II, L.P.

Dated:  August 23, 2000            By:  Greenwich Street Investments II, L.L.C.,
                                        its general partner



                                     By: /s/ Alfred C. Eckert III
                                         ---------------------------------
                                         Name: Alfred C. Eckert III
                                         Title: Managing Member

                                   GSCP (NJ), L.P.

                                   By:  GSCP (NJ), Inc., its general partner


                                     By: /s/ Alfred C. Eckert III
                                         ---------------------------------
                                         Name: Alfred C. Eckert III
                                         Title:  Chief Executive Officer

                                   GSCP (NJ), INC.

                                     By: /s/ Alfred C. Eckert III
                                         ---------------------------------
                                         Name: Alfred C. Eckert III
                                         Title:  Chief Executive Officer

                                   GREENWICH STREET INVESTMENTS II, L.L.C.

                                     By: /s/ Alfred C. Eckert III
                                         ---------------------------------
                                         Name: Alfred C. Eckert III
                                         Title: Managing Member


                                   /s/ Alfred C. Eckert III
                                   ------------------------------
                                   Alfred C. Eckert III


                                   /s/ Keith W. Abell
                                   ------------------------------
                                   Keith W. Abell

                                   /s/ Sanjay H. Patel
                                   ------------------------------
                                   Sanjay H. Patel


                                   /s/ Richard M. Hayden
                                   ------------------------------
                                   Richard M. Hayden

                          EXHIBIT I TO AMENDMENT NO. 1
                          ----------------------------

                             JOINT FILING AGREEMENT

         WHEREAS, in accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934 (the "Act"), only one joint statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or amendments thereto is filed on behalf of each of them;

         NOW, THEREFORE, the undersigned acknowledge and agree that the foregoing Amendment No. 1 to Schedule 13D is filed on behalf of each of the undersigned and all subsequent amendments to the Original 13D shall be on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or her contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or she knows of reason to believe that such information is not accurate.


                                     GREENWICH STREET CAPITAL PARTNERS II, L.P.


Dated:  August 23, 2000              By: Greenwich Street Investments II,
                                     L.L.C., its general partner

                                        By: /s/ Alfred C. Eckert III
                                            ---------------------------------
                                            Name: Alfred C. Eckert III
                                            Title: Managing Member

                                     GSCP (NJ), L.P.

                                     By:  GSCP (NJ), Inc., its general partner


                                         By:/s/ Alfred C. Eckert III
                                            ----------------------------------
                                            Name: Alfred C. Eckert III
                                            Title: Chief Executive Officer


                                     GSCP (NJ), Inc.

                                         By:/s/ Alfred C. Eckert III
                                            ----------------------------------
                                            Name:  Alfred C. Eckert III
                                            Title:  Chief Executive Officer


                                     GREENWICH STREET INVESTMENTS II, L.L.C.

                                         By:/s/ Alfred C. Eckert III
                                            ---------------------------------
                                            Name: Alfred C. Eckert III
                                            Title: Managing Member


                                     /s/ Alfred C. Eckert III
                                     ------------------------------
                                     Alfred C. Eckert III


                                     /s/ Keith W. Abell
                                     ------------------------------
                                     Keith W. Abell


                                     /s/ Sanjay H. Patel
                                     ------------------------------
                                     Sanjay H. Patel


                                     /s/ Richard M. Hayden
                                     ------------------------------
                                     Richard M. Hayden



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